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                             May 22, 2023

       Stephen Stamp
       Chief Executive Officer and Chief Financial Officer
       Biodexa Pharmaceuticals Plc
       1 Caspian Point
       Caspian Way
       Cardiff, CF10 4DQ, United Kingdom

                                                        Re: Biodexa
Pharmaceuticals Plc
                                                            Post-Effective
Amendment No. 1 to Registration Statement on Form F-1
                                                            Filed May 12, 2023
                                                            File No. 333-270353

       Dear Stephen Stamp:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 to Registration Statement on Form F-1, filed May 12, 2023

       Cover Page

   1. We note your disclosure in the explanatory note stating that the underlying registration statement originally
covered the resale of up to an aggregate of 108,489,511 ordinary shares represented by
21,697,902 ADSs. However, the explanatory note also references the company's Form F-1
filed March 8, 2023, declared effective on March 24, 2023,
                                                        which registered
2,169,790,225 ordinary shares representing 86,791,609 ADSs. We then note that this
Post-Effective Amendment relates to the resale of an aggregate of 7,661,935 ordinary shares
represented by 1,532,387 ADSs. Please revise your explanatory note and/or cover page
disclosure to reconcile and explain the inconsistencies in the share and
                                                        ADS figures.
 Stephen Stamp
Biodexa Pharmaceuticals Plc
May 22, 2023
Page 2
Exhibits

2. We note that the opinion of counsel attached as Exhibit 5.1 is dated August 5, 2020;
      however, the legal opinion filed with the original Form F-1 was dated March 8, 2023. We also note that the number of ordinary shares referenced in the filed opinion does not appear consistent with the number of shares reflected in this Post-Effective Amendment.
      Please advise or file a corrected opinion.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 or Laura Crotty at 202-551-7614 with any questions.



                                                          Sincerely,
FirstName LastNameStephen Stamp
                                                          Division of
Corporation Finance
Comapany NameBiodexa Pharmaceuticals Plc
                                                          Office of Life
Sciences
May 22, 2023 Page 2
cc:       Jason McCaffrey
FirstName LastName